Exhibit 99.1

UNAUDITED CONDENSED INTERIM Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022

(Stated in Canadian dollars, unless otherwise indicated)

INDEX

Unaudited Condensed Interim Consolidated Financial Statements

■	Condensed Interim Consolidated Statements of Financial Position

■	Condensed Interim Consolidated Statements of Comprehensive Loss

■	Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

■	Condensed Interim Consolidated Statements of Cash Flows

■	Notes to the Condensed Interim Consolidated Financial Statements

Notice to reader of the unaudited CONDENSED interim CONSOLIDATED financial statements

For the Three and Nine Months Ended September 30, 2022

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations, of the Canadian Securities Administrators, Premium Nickel Resources Ltd. (the “Company” or “PNRL”) discloses that the Financial Statements (as defined herein) have not been reviewed or audited by independent auditors.

The unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2022 (“Financial Statements”) have been prepared by management. The Financial Statements should be read in conjunction with the audited consolidated financial statements and notes thereto of the Company for the fiscal year ended December 31, 2021, which are included in the Form 3D2 (Information Required in a Filing Statement for a Reverse Takeover or Change of Business) (the “Filing Statement”) prepared in accordance with the policies of the TSX Venture Exchange. A copy of the Filing Statement is available electronically on SEDAR (www.sedar.com) under Premium Nickel Resources Ltd.’s issuer profile. The Financial Statements are stated in Canadian dollars, unless otherwise indicated, and are prepared in accordance with International Financial Reporting Standards (“IFRS”).

2 | PNRL / Q3 2022

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars, unaudited)

	Notes	As at September 30, 2022	As at December 31, 2021
ASSETS
CURRENT ASSETS
Cash		5,756,642	1,990,203
Prepaid expenses		279,332	8,664
Other receivables	5	778,147	139,630
TOTAL CURRENT ASSETS		6,814,121	2,138,497

NON-CURRENT ASSETS
Exploration and evaluation assets	6	44,333,421	3,099,926
Property, plant and equipment	7	897,079	-
TOTAL NON-CURRENT ASSETS		45,230,500	3,099,926
TOTAL ASSETS		52,044,621	5,238,423

LIABILITIES
CURRENT LIABILITIES
Trade payables and accrued liabilities	8	3,773,495	580,486
TOTAL CURRENT LIABILITIES		3,773,495	580,486

NON-CURRENT LIABILITIES
Vehicle financing		172,800	-
Leave and severance pay provision		114,698	-
Financial liability – warrant	9 (c)	-	8,974,901
TOTAL NON-CURRENT LIABILITIES		287,498	8,974,901
TOTAL LIABILITIES		4,060,993	9,555,387

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital – common	9	124,257,621	7,952,675
Share capital – preferred	9	38,082	-
Reserve		17,028,930	1,261,891
Deficit		(91,818,773)	(13,482,624)
Foreign currency translation reserve		(1,522,232)	(48,906)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIENCY)		47,983,628	(4,316,964)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)		52,044,621	5,238,423

Nature of Operations and Going Concern (Note 1)

Subsequent Events (Note 13)

The accompanying notes are an integral part of these Financial Statements.

Approved by the Board of Directors on November 28, 2022

“signed” Keith Morrison Chief Executive Officer	“signed” John Hick Audit Committee Chair

3 | PNRL / Q3 2022

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Expressed in Canadian dollars, unaudited)

		Three months ended		Nine months ended
	Notes	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

EXPENSES
Corporate and administration expenses		(2,022,206)	(97,421)	(2,855,559)	(265,732)
Management fees	10	(625,905)	(173,175)	(1,701,211)	(436,626)
Due diligence BCL		(979)	(32,286)	(5,014)	(86,649)
Advisory and consultancy		(77,600)	(69,433)	(571,626)	(110,744)
Depreciation	6	(882)	-	(882)	-
Interest and bank charges		(7,302)	(801)	(15,851)	(2,543)
Share-based payment	9	(4,183,657)	-	(6,776,752)	(761,480)
Warrant fair value movement	9	28,275,255	-	8,974,901	-
Net foreign exchange gain (loss)		(33,343)	(3,961)	127,449	(7,209)
		21,323,381	(377,077)	(2,824,545)	(1,670,983)

OTHER ITEMS
Interest income (expenses) and other income		3	1,345	(87,131)	1,596
Acquisition loss on RTO	4	(75,375,567)	-	(75,375,567)

NET PROFIT (LOSS) FOR THE PERIOD		(54,052,183)	(375,732)	(78,287,243)	(1,669,387)

OTHER COMPREHENSIVE LOSS
Exchange differences on translation of foreign operations		(201,969)	(1,069)	(1,473,326)	(2,607)

TOTAL COMPREHENSIVE PROFIT (LOSS) FOR THE PERIOD		(54,254,152)	(376,299)	(79,760,569)	(1,671,994)

Basic income (loss) per share		(0.51)	(0.00)	(0.86)	(0.02)
Weighted average number of common shares outstanding - basic		105,842,672	77,529,213	92,836,780	74,581,558

Diluted income (loss) per share		(0.50)	(0.00)	(0.83)	(0.02)
Weighted average number of common shares outstanding - diluted		109,582,996	80,275,161	95,623,637	77,093,621

The accompanying notes are an integral part of these Financial Statements.

4 | PNRL / Q3 2022

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficiency)

(Expressed in Canadian dollars, unaudited)

	Notes	Number of Shares	Share Capital	Preferred shares	Reserve	Deficit	Foreign Currency Translation Reserve	Total Shareholders’ Equity (Deficiency)
BALANCE AS AT DECEMBER 31, 2020	8	67,543,995	1,468,174	-	-	(4,123,019)	-	(2,654,845)

Net Loss for the period		-	-		-	(1,669,387)	-	(1,669,387)
Share capital issued through private placement		12,702,134	6,771,729		-	-		6,771,729
Share issue costs			(287,228)		-	-		(287,228)
Share-based payment					761,480			761,480
Exchange differences on translation of foreign operations							(2,607)	(2,607)
BALANCE AS AT SEPTEMBER 30, 2021		80,246,129	7,952,675	-	761,480	(5,792,406)	(2,607)	(3,419,553)

BALANCE AS AT DECEMBER 31, 2021	9	80,820,623	7,952,675	-	1,261,891	(13,482,624)	(48,906)	(4,316,964)

Net loss for the period						(78,287,243)		(78,287,243)
Share capital issued through private placement		9,418,720	22,388,599					22,388,599
Share issue costs			(1,960,977)					(1,960,977)
Acquisition of NAN	4
PNR share exchange		(90,239,343)						-
NAN shares received in exchange of PNR shares		82,157,536						-
Outstanding shares of NAN acquired in RTO		31,748,399	92,070,357	38,082	12,110,855			104,219,294
Exercise of warrants		1,236,408	569,399					569,399
FV of exercised warrants			3,019,037		(3,019,037)			-
Exercise of options		300,000	117,000					117,000
FV of exercised options			101,531		(101,531)			-
Share-based payment					6,776,752			6,776,752
Exchange differences on translation of foreign operations						(48,906)	(1,473,326)	(1,522,232)
BALANCE AS AT SEPTEMBER 30, 2022	9	115,442,343	124,257,621	38,082	17,028,930	(91,818,773)	(1,522,232)	47,983,628

The accompanying notes are an integral part of these Financial Statements.

5 | PNRL / Q3 2022

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian dollars, unaudited)

		Three months ended		Nine months ended
	Notes	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021

OPERATING ACTIVITIES
Net loss for the period		(54,052,183)	(375,732)	(78,287,243)	(1,669,387)
Items not affecting cash:
Share-based payment		4,183,657	-	6,776,752	761,480
Depreciation		882	-	882	-
Provision for leave and severance		114,698	-	114,698	-
Warrant fair value movement		(28,275,255)	-	(8,974,901)	-
Unrealized foreign exchange loss		(250,875)	(1,069)	(1,522,232)	(2,607)
Loss on acquisition	4	75,375,567	-	75,375,567	-
Changes in working capital			-
Prepaid expenses and other receivables		664,891	(94,127)	(458,664)	(207,584)
Trade payables and accrued expenses		(677,611)	28,463	1,921,168	356,038
Net cash used in operating activities		(2,916,139)	(442,465)	(5,053,973)	(762,060)

INVESTING ACTIVITIES
Property, plant and equipment		(444,937)	-	(711,049)	-
Expenditures on exploration and evaluation assets		(5,075,145)	(742,813)	(22,357,735)	(2,093,913)
RTO transaction	4	11,051,917	-	11,051,917	-
Net cash used in investing activities		5,531,835	(742,813)	(12,016,867)	(2,093,913)

FINANCING ACTIVITIES
Proceeds from issuance of common shares		(276,741)	2,481,814	22,111,858	6,252,986
Direct financing costs		(9,502)	-	(1,960,977)	(287,228)
Proceeds from exercise of warrants and options		686,398	-	686,398	-
Net cash provided by financing activities		400,155	2,481,814	20,837,279	5,965,758

Change in cash for the period		3,015,761	1,296,536	3,766,439	3,109,785
Cash at the beginning of the period		2,740,881	1,922,102	1,990,203	108,853
Cash at the end of the period		5,756,642	3,218,638	5,756,642	3,218,638

The accompanying notes are an integral part of these Financial Statements.

6 | PNRL / Q3 2022

Notes to the Unaudited Condensed Interim Consolidated Financial statements

For the Three and Nine Months Ended September 30, 2022

(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Premium Nickel Resources Ltd. (TSXV: PNRL) (formerly, North American Nickel Inc.) is the continuing company after giving effect to the reverse takeover transaction (the “RTO”) of the Company (then named North American Nickel Inc. (“NAN”)), whereby Premium Nickel Resources Corporation (“PNRC”), the RTO acquiror, and 1000178269 Ontario Inc., a wholly-owned subsidiary of NAN (“NAN Subco”), amalgamated by way of a triangular amalgamation (the “Amalgamation”) under the Business Corporations Act (Ontario) (the “OBCA”) effective August 3, 2022 (Note 4). Prior to the RTO, the common shares of NAN were listed and posted for trading on the TSX Venture Exchange (the “Exchange”) under the symbol “NAN”. Following the RTO, the common shares of Premium Nickel Resources Ltd., are listed and posted for trading on the Exchange under the symbol “PNRL”.

Prior to the RTO, PNRC was a private company existing under the OBCA to evaluate, acquire, improve and reopen, assuming economic feasibility, a combination of certain assets of BCL Limited (“BCL”) and Tati Nickel Mining Company (“TNMC”) that were in liquidation in Botswana. The initial investors of PNRC include NAN, several resource investors, and local Namibian and Botswanan mine operators.

In connection with the RTO, the Company was continued under the OBCA and changed its name from “North American Nickel Inc.” to “Premium Nickel Resources Ltd.” The following corporate structure chart sets forth details of the direct and indirect ownership of the principal subsidiaries of the Company.

Currently, the Company’s principal business activity is the exploration and development of mineral properties in Botswana through its wholly-owned subsidiaries.

7 | PNRL / Q3 2022

Notes to the Unaudited Condensed Interim Consolidated Financial statements

For the Three and Nine Months Ended September 30, 2022

(Expressed in Canadian dollars)

Notes:

(1)	Premium Nickel Resources Proprietary Limited owns the Selebi Mines (as defined below).
(2)	Premium Nickel Group Proprietary Limited owns the Selkirk mine.

The Company has its head and registered office at One First Canadian Place, 100 King Street West, Suite 3400, Toronto, Ontario, Canada, M5X 1A4.

PNRC submitted its indicative offer to the BCL and TNMC liquidators in June 2020 to acquire assets of the former-producing BCL Mining Complex and TNMC operations located in north-eastern Botswana. On February 10, 2021, PNRC was selected as the preferred bidder and on March 22, 2021, PNRC entered into a Memorandum of Understanding providing for a six-month exclusivity period to complete additional work and negotiate the asset purchase agreements.

On September 28, 2021, PNRC executed a definitive asset purchase agreement (the “Selebi APA”) with the liquidator of BCL to acquire the Selebi and Selebi North (together, the “Selebi Assets”) nickel-copper-cobalt (“Ni-Cu-Co”) deposits and related infrastructure formerly operated by BCL. On January 31, 2022, PNRC closed the transaction and ownership of the assets was transferred to the Company.

PNRC also negotiated a separate asset purchase agreement to finalize terms for any prioritized assets formerly operated by TNMC. On August 22, 2022, the Company announced the completion of its acquisition of the nickel, copper, cobalt, platinum-group elements (“Ni-Cu-Co-PGE”) Selkirk mine in Botswana, together with associated infrastructure and four surrounding prospecting licenses (“Selkirk Assets”). The acquisition was completed pursuant to the Company’s previously-announced asset purchase agreement with the liquidator of TNMC on January 20, 2022. With the acquisition now complete, ownership of the Selkirk mine has been transferred to the Company.

The Company continues to monitor the global COVID-19 developments and is committed to working with health and safety as a priority and in full respect of all government and local COVID-19 protocol requirements. PNRL has developed COVID-19 travel, living and working protocols and is ensuring integration of those protocols with the currently applicable protocols of the Government of Botswana and surrounding communities.

Going Concern

The Company, being in the exploration and redevelopment stage, is subject to risks and challenges similar to companies in a comparable stage of development. These risks include the challenges of securing adequate capital for exploration, development and operational risks inherent in the mining industry, and global economic and metal price volatility and there is no assurance management will be successful in its endeavors. As at September 30, 2022, the Company had no source of operating cash flows, nor any credit line currently in place. The Company incurred a net loss of $78,287,243 for the nine months ended September 30, 2022 ($1,669,387 for the nine months ended September 30, 2021). The Company’s committed cash obligations and expected level of expenses will vary depending on its operations.

These unaudited condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations and its ability to obtain adequate financing. To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. It is not possible to predict whether financing efforts will be successful or if the Company will attain a profitable level of operation. These uncertainties cast substantial doubt about the Company’s ability to continue as a going concern. These unaudited condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities and the reported expenses and comprehensive loss that might be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

8 | PNRL / Q3 2022

Notes to the Unaudited Condensed Interim Consolidated Financial statements

For the Three and Nine Months Ended September 30, 2022

(Expressed in Canadian dollars)

The evaluation properties in which the Company currently has an interest are in pre-revenue exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned due diligence, exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. Although the Company has been successful in its past fundraising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

The Financial Statements were approved and authorized for issuance by the Board of Directors of the Company on November 28, 2022. The discussion in the notes to the condensed interim consolidated financial statements is stated in Canadian dollars.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standards (“IAS 34”), Interim Financial Reporting, using the accounting policies of the Company outlined in its December 31, 2021 annual consolidated financial statements. The accounting policies are in line with IFRS guidelines. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and therefore should be read in conjunction with the Company’s annual consolidated financial statements.

(b)	Basis of Preparation

These condensed interim consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of any financial assets and financial liabilities where applicable. The preparation of condensed interim consolidated financial statements in conformity with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. These areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed interim consolidated financial statements, are disclosed in note 3.

Effective August 3, 2022, in connection with the closing of the RTO, the Company completed a consolidation of its common shares on a 5:1 basis, whereby one (1) post-consolidation common share was exchange for every five (5) pre-consolidation common shares (the “Consolidation”).

All references to share capital, warrants, options and weighted average number of shares outstanding have been adjusted in these Financial Statements to give effect to the RTO and the Consolidation, as if such alterations occurred at the beginning of the earliest period presented herein.

(c)	Basis of consolidation

These Financial Statements are presented on a consolidated basis of the Company and its wholly-owned subsidiaries. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

Effective August 3, 2022, NAN acquired 100% of the outstanding shares of PNRC (Note 4). As the shareholders of PNRC obtained control of the Company under the RTO, through the exchange of their shares of PNRC for shares of NAN, the acquisition of PNRC has been accounted for in these Financial Statements as a “reverse takeover”. Consequently, the consolidated statements of income and loss and cash flows reflect the results from the operations and cash flows of PNRC, the legal subsidiary of the Company, for the quarter ended September 30, 2022 and 2021, combined with NAN, the legal parent of PNRC, from the acquisition on August 3, 2022 to September 30, 2022, in accordance with the treatment of a “reverse takeover” under IFRS.

9 | PNRL / Q3 2022

Notes to the Unaudited Condensed Interim Consolidated Financial statements

For the Three and Nine Months Ended September 30, 2022

(Expressed in Canadian dollars)

3.	CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the condensed interim consolidated financial statements in accordance with International Financial Reporting Accounting Standards (“IFRSIAS 34”) requires management to make judgments, estimates and assumptions that can affect reported amounts of assets, liabilities, revenue and expenses and the accompanying disclosures. Estimates and assumptions are continuously evaluated and are based on management’s historical experience and on other assumptions believed to be reasonable under the circumstances. However, different judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The area involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed interim consolidated financial statements is:

Going Concern

Condensed interim consolidated financial statements are prepared on a going concern basis unless management either intends to liquidate the Company or has no realistic alternative to do so. Assessment of the Company’s ability to continue as a going concern requires the consideration of all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. This information includes estimates of future cash flows and other factors, the outcome of which is uncertain. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast substantial doubt upon the Company’s ability to continue as a going concern those uncertainties are disclosed.

4.	AMALGAMATION

On April 26, 2022, PNRC and NAN entered into a definitive amalgamation agreement (the “Amalgamation Agreement”) in respect of their previously-announced RTO transaction, pursuant to which PNRC would “go-public” by way of a reverse takeover of NAN.

Transaction Particulars

Pursuant to the Amalgamation Agreement:

(i)	NAN’s subsidiary, NAN Subco, amalgamated with PNRC under Section 174 of the OBCA to form one corporation;
(ii)	Holders of PNRC shares exchanged their shares at a rate of 1.054 shares of NAN for each share of PNRC (the “Exchange Ratio”), after giving effect to the Consolidation; and
(iii)	the transactions resulted in an RTO of the Company under the policies of the Exchange, all in the manner contemplated by, and pursuant to, the terms and conditions of the Amalgamation Agreement.

In connection with the RTO, NAN has, among other things: (i) changed its name to “Premium Nickel Resources Ltd.”; (ii) changed its stock exchange ticker symbol to “PNRL”; and (iii) reconstituted the board of directors and management of the Company. The outstanding options of PNRC immediately prior to the effective time of the RTO were exchanged and adjusted pursuant to the terms of the Amalgamation Agreement such that holders thereof were entitled to acquire, following the closing of the RTO, options of the Company after giving effect to the Exchange Ratio, as applicable.

Before the closing of the RTO, NAN owned 7,667,707 common shares of PNRC and a 15% warrant which entitled NAN to purchase common shares of PNRC for up to 15% of the capital of PNRC, upon payment of US$10 million prior to the fifth anniversary of the date of issue. Prior to the date that the Amalgamation became effective, the common shares of PNRC and the 15% warrant to purchase common shares of PNRC held by NAN were contributed to NAN Subco, as part of the securities contribution, resulting in such securities being cancelled by operation of the Amalgamation.

Pursuant to the Amalgamation Agreement, the Company issued 82,157,536 common shares of the Company (on a post-Consolidation basis) in exchange for 77,948,368 common shares of PNRC. Immediately after giving effect to the RTO, the Company was owned as to (i) approximately 72.1% by persons who were shareholders of PNRC prior to the RTO, and (ii) approximately 27.9% by persons who were shareholders of NAN prior to the RTO.

10 | PNRL / Q3 2022

Notes to the Unaudited Condensed Interim Consolidated Financial statements

For the Three and Nine Months Ended September 30, 2022

(Expressed in Canadian dollars)

Before the closing of the RTO, NAN had 31,748,399 common shares outstanding (on a post-Consolidation basis). Taking into account the composition of the board and senior management and the relative ownership percentages of NAN and PNRC shareholders in the newly-combined enterprise, PNRC is considered, from an accounting perspective, to have acquired NAN, and hence the RTO transaction has been treated as a “reverse takeover” under IFRS.

For financial reporting purposes, the Company is considered to be a continuation of PNRC, the legal subsidiary, except with regard to the authorized and issued share capital, which is that of NAN, the legal parent. The consolidated statements of operations and cash flows for the quarter ended September 30, 2022 include the results of operations and cash flows of PNRC for the period from January 1, 2022 to August 3, 2022, and the results of operations and cash flows of both PNRC and NAN for the period from August 3, 2022 to September 30, 2022. The primary reason for the business combination was to create a leading international nickel-copper-cobalt mineral exploration company. With a portfolio of nickel-copper cobalt assets, the Company will have the ability to execute a phased strategy and focus in the short term on developing the Selebi Project in Botswana, its material property.

The substance of the transaction is a reverse acquisition of a non-operating company. The transaction does not constitute a business acquisition as the amalgamation does not meet the definition of a business combination under IFRS 3. As a result, the transaction is accounted for as a capital transaction with NAN being identified as the accounting acquiree and the equity consideration being measured at fair value (“FV”).

The purchase price has been determined based on the number of shares that PNRC would have had to issue on the date of closing to give the owners of NAN the same percentage equity (27.9%) of the combined entity as they hold subsequent to the reverse takeover.

The costs of the acquisition have been allocated as follows:

NAN’s shares outstanding before RTO	158,741,995
NAN share price ($/share) before RTO	$0.58
FV of shares transferred	$92,070,357
FV of options, warrants and agent warrants	12,110,855
FV of preferred shares	38,082
Total FV of consideration transferred	$104,219,294

Cash	$11,051,917
Trade and other receivables	450,522
Property, plant and equipment	14,111
Exploration and evaluation assets*	18,875,760
Trade payables and accrued liabilities	(1,548,582)
Net assets acquired	28,843,728
Loss on acquisition	75,375,567
$104,219,294

*	Included in net assets acquired are exploration and evaluation assets, totaling $39.2 million, net of an impairment charge of $20.3 million.

11 | PNRL / Q3 2022

Notes to the Unaudited Condensed Interim Consolidated Financial statements

For the Three and Nine Months Ended September 30, 2022

(Expressed in Canadian dollars)

Pursuant to the RTO, an aggregate of 8,827,250 options to purchase common shares of the Company (“Replacement Options”) were issued (on a post-Consolidation basis) to the former holders of options to purchase common shares of PNRC (prior to the RTO) (“PNRC Options”) in exchange for 8,375,000 PNRC Options. The Replacement Options issued to the former holders of PNRC Options were on the same terms and conditions as those exchanged by PNRC holders. No amount has been recorded in respect of these actual issuances of options. Rather, given that the RTO has been accounted for as a reverse takeover of NAN by PNRC, from an accounting perspective, PNRC is deemed to have issued options and warrants to the former security holders of NAN. On August 3, 2022, NAN had 2,995,794 options and 2,228,340 warrants outstanding, respectively, as well as 118,186 preferred shares that could be converted to 13,131 common shares of NAN (on a post-Consolidation basis). The fair value of the deemed issuance of 2,995,794 options, 2,228,340 warrants and 118,186 preferred shares of the Company was $12 million, and this amount has been included as a component of the purchase price. Costs related to the transaction were $2.3 million and were expensed as incurred.

The trading in common shares of NAN on the Exchange was halted following the announcement of the RTO on February 17, 2022, with the closing share price on the Exchange on that date being $0.58 per share. The common shares of the Company resumed trading on the Exchange on August 18, 2022, under the symbol “PNRL”. Given that the acquisition was effected by way of a pre-determined share exchange ratio negotiated in April 2022, the effect of recording the share consideration exchanged using market price for the shares on the last trading date prior to the transaction resulted in a loss of approximately $75 million with respect to the fair value of the consideration transferred over the fair value of identifiable net assets, which has been recorded as a loss during the period in other income.

5.	OTHER RECEIVABLES

A summary of the receivables and other current assets as at September 30, 2022 and December 31, 2021 is detailed in the table below:

	September 30, 2022	December 31, 2021

HST paid on purchases	529,656	84,563
VAT paid on purchases	246,777	55,067
Other receivables	1,714	-
	778,147	139,630

6.	EXPLORATION AND EVALUATION ASSETS

	Botswana		Greenland	Canada
	Selebi	Selkirk	Maniitsoq	Properties	Total
Acquisition
Balance, December 31, 2021	-		-	-	-
Acquisition costs	8,970,850	-	16,348,722	2,535,873	27,858,445
Balance, September 30, 2022	8,970,850	-	16,348,722	2,535,873	27,855,445

Exploration
Balance, December 31, 2021	3,099,926	-	-	-	3,099,926
Site administration	722,414	-			722,414
Care & Maintenance	3,757,820	-			3,757,820
Geology	1,249,691	78,376	12,520	2,649	1,343,236
Drilling	4,915,069	-			4,915,069
Geophysics	1,229,569	-			1,229,569
Engineering	978,367	-			978,367
ESG	152,999	28,117			181,116
Health and safety	70,944	-			70,944
Utilities - Electricity	179,515	-			179,515
Balance, September 30, 2022	16,356,314	106,493	12,520	2,649	16,477,976

Total, September 30, 2022	25,327,164	106,493	16,361,242	2,538,522	44,333,421

Total, December 31, 2021	3,099,926	-	-	-	3,099,926

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

12 | PNRL / Q3 2022

Notes to the Unaudited Condensed Interim Consolidated Financial statements

For the Three and Nine Months Ended September 30, 2022

(Expressed in Canadian dollars)

Botswana Assets - Selebi and Selkirk

On September 28, 2021, the Company executed the Selebi APA with the BCL liquidator to acquire the Selebi assets and related infrastructure formerly operated by BCL. On January 31, 2022, the Company closed the transaction and ownership of the Selebi Assets transferred to the Company.

PNRC also negotiated a separate asset purchase agreement with the liquidator of TNMC to acquire the Selkirk deposit and related infrastructure formerly operated by TNMC on January 20, 2022 and closed the transaction on August 22, 2022.

Pursuant to the Selebi APA the aggregate purchase price payable to the seller for the Selebi Assets, shall be the sum of US$56,750,000 which amount shall be paid in three instalments:

●	US$1,750,000 payable on the closing date. This payment has been made.
●	US$25,000,000 upon the earlier of: (i)) approval by the Ministry of Mineral Resources, Green Technology and Energy Security (“MMRGTES”) of the Company’s Section 42 and Section 43 Applications (further extension of the mining license and conversion of the mining licence into an operating license respectively); and (ii) on the expiry date of the study phase, January 31, 2025, which can be extended for one year with written notice.
●	The third instalment of $30,000,000 is payable on the completion of mine construction and production start-up (commissioning) by the Company on or before January 31, 2030, but not later than four years after the approval by the Minister of MMRGTES of the Company’s Section 42 and Section 43 Applications.
●	Payment of care and maintenance funding contribution in respect of the Selebi Assets for a total of US$5,178,747 from March 22, 2021 to the closing date. This payment has been made.

As per the term and conditions of the Selebi APA, the Company has the option to cancel the second and third payments and give back the Selebi Assets to the liquidator in the event where the exploration program determines that the Selebi Assets are not economical. PNRL also has an option to pay in advance the second and third payments in the event where the exploration program determines that the Selebi Assets are economical. The Company’s accounting policy, as permitted by IAS 16 – Property, Plant and Equipment, is to measure and record contingent consideration when the conditions associated with the contingency are met. As of September 30, 2022, none of the conditions of the second and third instalment are met. Hence, these amounts are not accrued in the condensed interim consolidated financial statements.

In addition to the Selebi APA, the purchase of the Selebi Assets is also subject to a contingent compensation agreement as well as a royalty agreement with the liquidator.

In regard to the Selkirk Assets, the purchase agreement does not provide for a purchase price or initial payment for the purchase of the assets. The Selkirk purchase agreement provides that if the Company elects to develop Selkirk first, the payment of the second Selebi instalment of US$25 million would be upon the approval by the Minister of MMRGTES of the Company’s Section 42 and Section 43 Applications (further extension of the Selkirk mining license (years) and conversion of the Selkirk mining licence into an operating license respectively). For the third Selebi instalment of US$30 millions, if Selkirk were to be commissioned earlier than Selebi, the payment would trigger on Selkirk’s commission date.

During the nine months ended September 30, 2022, the Company incurred $22,227,238 and $106,493 in acquisition and exploration expenditures on the Selebi Assets and Selkirk Assets, respectively (December 31, 2021 - $3,099,926).

Greenland – Maniitsoq Property

The Company’s Maniitsoq property in Greenland was owned by NAN prior to the RTO. The Maniitsoq property is subject to a 2.5% net smelter returns (“NSR”) royalty. The Company can reduce the NSR to 1% by paying $2,000,000 on or before 60 days from the decision to commence commercial production.

At the expiration of the first license period, the Company may apply for a second license period (years 6-10), and the Company may apply for a further 3-year license for years 11 to 13. Thereafter, the Company may apply for additional 3-year licenses for years 14 to 16, 17 to 19 and 20 to 22. The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

13 | PNRL / Q3 2022

Notes to the Unaudited Condensed Interim Consolidated Financial statements

For the Three and Nine Months Ended September 30, 2022

(Expressed in Canadian dollars)

The Company may terminate the licenses at any time, however any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

Future required minimum exploration expenditures will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

Prior to the closing of the RTO on August 3, 2022, the Maniitsoq property had a book value of $36,692,516. As the transaction is accounted for as a capital transaction with NAN being identified as the accounting acquiree, the net assets of NAN should be measured at fair value. Management believes that facts and circumstances exist to suggest that the carrying amount of the Maniitsoq property at August 3, 2022 exceeds its fair value. As a result, management determined the Maniitsoq property should be impaired by $20,343,794 and its recoverable amount is $16,348,722. The valuation is based on historical drilling results and management’s future exploration plans on the Maniitsoq property.

From August 3, 2022 to September 30, 2022, the Company spent an additional $12,520 in acquisition and exploration expenditures on the Maniitsoq property, which is comprised of the Sulussugut, Ininngui, Carbonatite and 2020/05 Licenses.

The Sulussugut License (2011/54), which was first granted on August 15, 2011 by the Bureau of Minerals and Petroleum (“BMP”) of Greenland, has been renewed and valid until December 31, 2022. The Company has available credits of DKK 285,866,733 (approximately $57,026,697) at the end of December 31, 2021. The credits available from each year may be carried forward for three years plus a two-year extension and expire between December 31, 2022 to December 31, 2024.

The Ininngui License (2012/28) was first granted by BMP on March 4, 2012 and currently in the second license period. During the year ended December 31, 2021, the Company received a license extension, which provides for a renewal period until December 31, 2023. Total cumulative surplus credit as at December 31, 2021 was DKK 30,515,237 (approximately $6,087,393) and expected to expire between December 31, 2022 to December 31, 2024.

Carbonatite License (2018/21) was granted on May 4, 2018 for exclusive exploration rights of an area located near Maniitsoq in West Greenland. The license is valid for five years until December 31, 2022 and during the year ended December 31, 2021, the Company received a license extension, which provides for renewal until December 31, 2024. The Company has a total surplus credit of DKK 10,577,191 (approximately $2,110,012) which is expected to expire between December 31, 2023 to December 31, 2024.

On February 18, 2020, the Company was granted new prospective license No. 2020/05, by the BMP of Greenland for a period of five years ending December 31, 2024.

Canada – Post Creek, Halcyon and Quetico Property

NAN acquired the rights to Post Creek, Halcyon and Quetico Property within the Sudbury Mining District of Ontario in 2013, 2015, and 2018, respectively. The Company is obligated to pay advances on a NSR royalty of $10,000 per annum for the Post Creek Property and $8,000 per annum for the Halcyon Property. The total of the advances will be deducted from any payments to be made under the NSR royalties.

The work commitment to hold all 809 claim cells of Quetico was $323,600, with claims due in April and May of 2022. NAN renewed 49 high priority claims for two years for the Quetico East Block and renewed 46 claims for one year and four high priority claims for two years for the West Block. All other claims expired.

During the period from August 3, 2022 to September 30, 2022, the Company incurred additional $2,649 in exploration and license related expenditures for the Canadian properties.

14 | PNRL / Q3 2022

Notes to the Unaudited Condensed Interim Consolidated Financial statements

For the Three and Nine Months Ended September 30, 2022

(Expressed in Canadian dollars)

High Atlas Project in Morocco

In 2018, the Company’s geologists identified a project opportunity in the high Atlas Mountains of Morocco. There is no modern geophysical coverage and no drilling on the property.

In 2019, the Company signed a memorandum of understanding (the “MOU”) with Office National des Hydrocarbons et des Mines (“ONHYM”), a government entity and the single largest current permit holder in Morocco. Through this alliance, the Company was given access to confidential exploration data to develop nickel projects in the High Atlas Region of Morocco. In November and December 2021, the Company lodged applications for five permits in Morocco. In December, four of the five permits were awarded to the Company. An application for a fifth permit was submitted and awarded in February 2022. Work plans were submitted in May 2022. The work obligations are approximately $65,000 per permit over a three-year period with work commencing within six months.

In October 2022, the Company and ONHYM decided not to pursue the joint venture discussions that initially set out the general framework of a joint venture for the exploration and consolidation of permits owned by ONHYM in the Imilchil area. The Company intends to continue its work on the five permits it acquired in 2021 in the same region.

The exploration and license related expenditures for the project are recorded as property investigation expense in the condensed interim consolidated statements of comprehensive loss. The Company has spent $nil on the project during the period from August 3, 2022 to September 30, 2022.

7.	PROPERTY, PLANT AND EQUIPMENT

The table below sets out costs and accumulated amortization as at September 30, 2022:

	Vehicles	Furniture	Leasehold improvement	Buildings	Exploration Equipment	Computer Equipment and Software	Total
Cost
Balance – December 31, 2021	-	-	-	-	-	-	-
Purchases	234,407	19,405	96,231	533,807			883,850
Deemed acquisition from NAN					11,279	1,950	13,229
Balance – September 30, 2022	234,407	19,405	96,231	533,807	11,279	1,950	897,079

Property, Plant and Equipment

Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of a significant replaced part is derecognized. All other repairs and maintenance are charged to the condensed interim consolidated statements of comprehensive loss during the financial period in which they are incurred. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

15 | PNRL / Q3 2022

Notes to the Unaudited Condensed Interim Consolidated Financial statements

For the Three and Nine Months Ended September 30, 2022

(Expressed in Canadian dollars)

Depreciation and amortization are calculated on a straight-line method to charge the cost, less residual value, of the assets to their residual values over their estimated useful lives. The depreciation and amortization rate applicable to each category of equipment is as follows:

Equipment	Depreciation rate
Vehicles	30%
Furniture	20%
Leasehold improvement	10%

8.	TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30, 2022	December 31, 2021

Amounts due to related parties (Note 10)	32,860	225,904
Trade payables	2,060,998	218,456
Accrued liabilities	1,679,637	136,126
	3,773,495	580,486

9.	SHARE CAPITAL, WARRANTS AND OPTIONS

The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

a)	Common Shares Issued and Outstanding

On August 3, 2022, NAN, NAN Subco and PNRC completed the RTO transaction, whereby shareholders of PNRC exchanged their shares at a rate of 1.054 common shares of NAN (on a post-Consolidation basis) for each common share of PNRC held immediately prior to the effective time of the RTO (Note 4). The share capital of each company prior to the RTO was as follows:

	Shares Outstanding	Share Capital
North American Nickel Inc.	(post-consolidation basis)
December 31, 2020	21,966,730	$89,626,730
Share capital issued through private placement	1,658,133	1,989,760
Share issue costs	-	(89,935)
Value allocated to warrants	-	(495,228)
Exercised options	100,000	112,000
Exercised options fair value	-	92,478
Exercised warrants	2,516,063	1,641,674
Exercised warrants fair value	-	573,502
December 31, 2021	26,240,926	93,450,981
Share capital issued through subscription receipt financing	4,223,600	10,136,640
Share issue costs	-	(913,304)
Exercised warrants	1,283,873	717,420
Exercised warrants fair value	-	138,662
Balance as at August 3, 2022 prior to business combination with PNRC	31,748,399	$103,530,399

16 | PNRL / Q3 2022

Notes to the Unaudited Condensed Interim Consolidated Financial statements

For the Three and Nine Months Ended September 30, 2022

(Expressed in Canadian dollars)

	Shares Outstanding		Share Capital
Premium Nickel Resources Corp.
December 31, 2020	64,083,487		$1,468,174
Share capital issued through private placement	12,596,421		6,771,729
Share issue costs			(287,228)
December 31, 2021	76,679,908		7,952,675
Share capital issued through private placement	8,936,167		22,388,599
Share issue cost	-		(1,960,977)
Balance as at August 3, 2022 prior to business combination with NAN	85,616,075	*	$28,380,297

*	Before the closing of the RTO, NAN owned 7,667,707 common shares of PNRC, representing approximately 8.96% of the issued and outstanding common shares of PNRC, based on there being 85,616,075 common shares of PNRC issued and outstanding at that time.

Subsequent to the RTO transaction, the share capital of the Company was as follows:

	Shares Outstanding	Share Capital
Premium Nickel Resources Ltd. (formerly “North American Nickel Inc.”)
Balance as at August 3, 2022 prior to business combination with PNRC	31,748,399	$103,530,399
Decrease in the share capital to that of PNRC upon RTO (Note 4)	-	(75,150,102)
	31,748,399	28,380,297
Issued pursuant to reverse takeover in exchange for shares of PNRC (Note 4)	82,157,536	92,070,357
	113,905,935	120,450,654
Exercise warrants post-RTO	1,236,408	569,399
Exercised warrants fair value		3,019,037
Exercise options post-RTO	300,000	117,000
Exercised options fair value		101,531
Balance as at September 30, 2022	115,442,343	$124,257,621

In April 2022, PNRC completed a non-brokered private placement of 8,936,167 common shares of PNRC at a price of US$2.00 per common share of PNRC, for gross proceeds of approximately US$17.87 million (or approximately C$22.39 million). Proceeds were used for exploration expenditures in advancing the Selebi project in Botswana.

On August 3, 2022, the date of the RTO, a total of 82,157,536 common shares of NAN (on a post-Consolidation basis) were issued in exchange for 77,948,368 shares of PNRC. After giving effect to the RTO, the Company had 113,905,935 common shares issued and outstanding (on a post-Consolidation basis), based on a total of (i) 82,157,536 common shares issued to the former shareholders of PNRC under the RTO, and (ii) 31,748,399 common shares held by the shareholders of NAN prior to the closing of the RTO.

Following the RTO, during the period from August 3, 2022 to September 30, 2022, a total of 1,236,408 common shares of the Company were issued upon the exercise of warrants at prices between $0.45 and $1.75 per warrant for total cash proceeds of $569,399. As a result of these exercises, $3,019,037 was transferred from reserve to share capital.

Following the RTO, during the period from August 3, 2022 to September 30, 2022, a total of 300,000 common shares of the Company were issued upon the exercise of options at prices of $0.39 per option for total cash proceeds of $117,000. As a result of these exercises, $101,531 was transferred from reserve to share capital.

17 | PNRL / Q3 2022

Notes to the Unaudited Condensed Interim Consolidated Financial statements

For the Three and Nine Months Ended September 30, 2022

(Expressed in Canadian dollars)

As at September 30, 2022, the Company has 115,442,343 common shares issued and outstanding (December 31, 2021 – 80,820,623 on a post-RTO and post -consolidation basis).

b)	Preferred shares issued and outstanding

As at September 30, 2022 and September 30, 2021 there are 118,186 series 1 preferred shares outstanding (on a post-Consolidation basis).

The rights and restrictions of the preferred shares are as follows:

i)	dividends shall be paid at the discretion of the directors;
ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;
iii)	the shares are convertible at any time after six months from the date of issuance, upon the holder serving the Company with 10 days written notice; and
iv)	the number of the common shares to be received on conversion of each preferred share is to be determined by dividing the conversion value of the share, $1 per share, by $9.00.

c)	Warrants

On February 26, 2021, PNRC issued to NAN a non-transferable common share purchase warrant (the “Warrant”), which entitled NAN to purchase common shares of PNRC representing to 15% of the common shares of PNRC issued and outstanding, upon payment of US$10 million prior to the fifth anniversary of the date of issue.

The Warrant was classified as a derivative financial liability that should be measured at fair value, with changes in value recorded in profit or loss. Prior to the RTO, on Jun 30, 2022, the Company reassessed the fair value of the warrant at $28,275,256 and recorded the amount as a long-term financial liability.

The fair value of the liability of the Warrant was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	June 30, 2022	December 31, 2021
Expected dividend yield	0%	0%
Latest private placement price	$2.49	$0.95
Expected share price volatility	141.63%	144.13%
Risk free interest rate	3.14%	1.02%
Remaining life of warrants	2.66 years	3.16 years

Volatility assumptions for the valuation of the Warrant were derived by reference to the volatility of NAN as the stock price of NAN was highly correlated to the advancement of the BCL assets acquisition following its investment in PNRC.

On April 25, 2022, in connection with and immediately prior to the entry into the Amalgamation Agreement, NAN and PNR entered into the waiver and suspension agreement, pursuant to which NAN agreed that its exercise privileges under the Warrant or any portion thereof to subscribe for additional PNR Shares were suspended until the later of (i) the 61st calendar date following the date on which the Amalgamation Agreement was executed, and (ii) the date on which the Amalgamation Agreement is terminated in accordance with its terms.

Prior to the date that the Amalgamation became effective, the PNR Shares and the Warrant held by NAN were contributed to NAN Subco, as part of the securities contribution, resulting in such securities being cancelled by operation of the triangular amalgamation. The fair value of the Warrant was written off upon the closing of the RTO. PNRC had no other issued and outstanding warrants prior to the RTO

18 | PNRL / Q3 2022

Notes to the Unaudited Condensed Interim Consolidated Financial statements

For the Three and Nine Months Ended September 30, 2022

(Expressed in Canadian dollars)

The outstanding warrants of NAN prior to the completion of the RTO were as follows:

North American Nickel	Number Outstanding (Post-consolidation basis)	Weighted Average Exercise Price ($)
December 31, 2021	3,216,565	0.75
Issued	295,652	2.40
Exercised	(1,283,877)	0.56
Cancelled / expired	-	-
Balance as at August 3, 2022 prior to business combination with PNRC	2,228,340	1.11

Subsequent to the RTO, the outstanding warrants of the Company were as follows:

Premium Nickel Resources Ltd.	Number Outstanding (Post-consolidation basis)	Weighted Average Exercise Price ($)
Balance as at August 3, 2022 prior to business combination with PNRC	2,228,340	1.11
Issued	-	-
Exercised	(1,236,408)	0.46
Cancelled / expired	(12,375)	-
Balance as at September 30, 2022	979,557	1.94

At September 30, 2022, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Warrants Outstanding	Expiry Date	Exercise Price ($)	Weighted Average remaining contractual life (years)
683,905	April 16, 2023	1.75	0.38
295,652	August 3, 2024	2.40	0.55
979,557			0.93

d)	Stock options

The Company adopted a Stock Option Plan (the “Plan”), providing the authority to grant options to purchase commons shares of the Company to directors, officers, employees and consultants enabling them to acquire up to an aggregate of 22,600,000 common shares of the Company, subject to and in accordance with the terms of the Plan. Under the Plan, the exercise price of each option equals the offer price of the most recent financing on the date of grant. The options can be granted for a maximum term of 10-years.

The outstanding options of each company prior to the completion of the RTO were as follows:

North American Nickel	Number Outstanding (post-consolidation basis)	Weighted Average Exercise Price ($)
December 31, 2021	3,010,919	1.35
Cancelled/expired	(15,125)	6.00
Balance as at August 3, 2022 prior to business combination with PNRC	2,995,794	1.33

19 | PNRL / Q3 2022

Notes to the Unaudited Condensed Interim Consolidated Financial statements

For the Three and Nine Months Ended September 30, 2022

(Expressed in Canadian dollars)

Premium Nickel Resources Corp.	Number Outstanding	Weighted Average Exercise Price ($)
December 31, 2021	5,775,000	0.52
Issued	2,600,000	2.49
Balance as at August 3, 2022 prior to business combination with NAN	8,375,000	1.13

Subsequent to the RTO, the outstanding options of the Company were as follows:

Premium Nickel Resources Ltd.	Number Outstanding	Weighted Average Exercise Price ($)
Balance as at August 3, 2022 prior to business combination with PNRC	2,995,794	1.33
Issued pursuant to RTO in exchange for options of PNRC	8,827,250	1.16
Balance as at September 30, 2022	11,823,044	1.21

During the nine months ended September 30, 2022, PNRC granted an aggregate total of 2,600,000 stock options to employees, directors and consultants with a maximum term of five years. The options are exercisable at US$2.00 per share (C$2.49/share) with 1/3 vesting on the date of grant, 1/3 on the first anniversary and 1/3 on the second anniversary following the close of the US$20,000,000 private placement.

Upon the closing of the RTO, all options to purchase common shares of PNRC were exchanged for options to purchase common shares of the Company in accordance with the Exchange Ratio, and vested in-full immediately. The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of all options, including those granted during the nine months ended September 30, 2022 as well as the ones granted but not vested during the year ended December 2021, amounted to $6,776,752 and was recorded as a share-based payment expense. The weighted average fair value of options granted is $0.96 per option.

The fair value of stock options granted and vested during the nine months ended September 30, 2022 was calculated using the following assumptions:

	September 30, 2022	December 31, 2021
Expected dividend yield	0%	0%
Latest private placement price	$2.49	$0.95
Expected share price volatility	125.83%	125.18%-127.03%
Risk free interest rate	1.68%	0.42% - 1.11%
Expected life of options	5 years	5 years

Volatility assumptions for the valuation of options were derived with reference to the volatility of the common shares of NAN, insofar as management believes that the trading price of the common shares of NAN was, prior to the RTO, highly-correlated to the advancement of the BCL assets acquisition following its investment in PNRC.

20 | PNRL / Q3 2022

Notes to the Unaudited Condensed Interim Consolidated Financial statements

For the Three and Nine Months Ended September 30, 2022

(Expressed in Canadian dollars)

Details of options outstanding as at September 30, 2022 are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price ($)	Weighted average remaining contractual life (years)
1,160,000	1,160,000	February 24, 2025	0.80	0.24
240,000	240,000	August 19, 2025	0.45	0.06
4,743,000	4,743,000	January 26, 2026	0.39	1.34
597,000	597,000	February 25, 2026	1.60	0.17
1,343,850	1,343,850	September 29, 2026	0.91	0.45
998,794	998,794	October 25, 2026	2.00	0.34
2,740,400	2,740,400	January 20, 2027	2.62	1.00
11,823,044	11,823,044			3.60

e)	Reserve

The reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit.

During the period ended September 30, 2022, the Company recorded $6,776,752 (December 31, 2021 - $1,261,891) of share-based payments to reserves and transferred $3,120,568 to share capital for exercised warrants and options (December 31, 2021 – Nil).

10.	RELATED PARTY TRANSACTIONS

The following amounts due to related parties are included in trade payables and accrued liabilities (Note 8).

	September 30, 2022	December 31, 2021

Directors and Officers of the Company	32,860	26,759
NAN	-	199,145
	32,860	225,904

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

(a)	Related-party transactions

During the nine months ended September 30, 2022, ThreeD Capital subscribed for 1,213,538 common shares of PNRC (representing 1,279,069 common shares of the Company following the RTO, on a post-Consolidation basis), representing an investment of US$2,427,076 (2021 - $374,123). As of September 30, 2022, ThreeD Capital beneficially owns or controls 8,662,347 common shares of the Company (2021 - 7,383,278 shares) on a post-Consolidation basis, representing approximately 7.5% (2021 - 9.14%) of the issued and outstanding common shares of the Company as at September 30, 2022.

Between March 2, 2022 and March 3, 2022, PNRC issued promissory notes to its officers and directors as well as its shareholders as below:

Directors and Officers of the Company	35,000
ThreeD Capital	762,180
NAN	1,270,000
2,067,180

21 | PNRL / Q3 2022

Notes to the Unaudited Condensed Interim Consolidated Financial statements

For the Three and Nine Months Ended September 30, 2022

(Expressed in Canadian dollars)

On April 30, 2022, all amounts owing in respect of the above promissory notes were repaid in full by payment of cash in an amount of $2,018,568, including interest and fees, and by issuing 310,000 PNRC Shares (326,740 shares of the Company) on a post-RTO and post-consolidation basis).

(b)	Key management personnel is defined as members of the Board of Directors and senior officers.

Key management compensation was as follows:

	September 30, 2022	September 30, 2021
Management fees	1,701,211	436,626
Due diligence BCL	-	90,000
Corporate and administration expenses	40,884	96,555
	1,742,095	623,181

11.	FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include interest rate risk, credit risk, liquidity risk, and currency risk. The carrying value of the Company’s financial instruments approximates their fair value due to their short-term nature. Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability,

either directly or indirectly.

Level 3 – Inputs for the asset or liability that are not based on observable market data.

On September 30, 2022, the fair value of the Company’s warrant liabilities are based on Level 3 measurements and the fair value of cash is based on Level 1 measurements. The fair values of other financial instruments approximate their carrying values due to the relatively short-term maturity of these instruments.

12.	RISK MANAGEMENT

The Company’s exposure to market risk includes, but is not limited to, the following risks:

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not subject to significant changes in interest rates.

Foreign Currency Exchange Rate Risk

Currency risk is the risk that the fair value or future cash flows will fluctuate because of changes in foreign currency exchange rates. In addition, the value of cash and other financial assets and liabilities denominated in foreign currencies can fluctuate with changes in currency exchange rates.

The Company operates in Canada and Botswana and undertakes transactions denominated in foreign currencies such as the United States dollar and Botswana Pula, and consequently is exposed to exchange rate risks. Exchange risks are managed by matching levels of foreign currency balances and related obligations and by maintaining operating cash accounts in non-Canadian dollar currencies.

22 | PNRL / Q3 2022

Notes to the Unaudited Condensed Interim Consolidated Financial statements

For the Three and Nine Months Ended September 30, 2022

(Expressed in Canadian dollars)

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The credit risk is primarily associated with liquid financial assets. The Company limits exposure to credit risk on liquid financial assets by holding cash at highly-rated financial institutions.

Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on income and economic value due to commodity price movements and volatilities. To mitigate price risk, the Company closely monitors commodity prices of precious metals and the stock market to determine the appropriate course of action to be taken by the Company.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages the liquidity risk inherent in these financial obligations by regularly monitoring actual cash flows to annual budget which forecast cash and expected cash availability to meet future obligations.

The Company will defer discretionary expenditures, as required, in order to manage and conserve cash required for current liabilities.

The following table shows the Company’s contractual obligations as at September 30, 2022:

September 30, 2022	Less than 1 year	1 - 2 years	2 - 5 years	Total
Trade payables and accrued liabilities	3,773,495	-	-	3,733,495
Vehicle financing	12,259	49,038	111,503	172,800
	3,822,803	49,038	111,503	3,906,295

Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern, so that adequate funds are available or are scheduled to be raised to meet its ongoing administrative and operating costs and obligations. This is achieved by the Board of Directors’ review and ultimate approval of budgets that are achievable within existing resources, and the timely matching and release of the next stage of expenditures with the resources made available from capital raisings and debt funding from related or other parties. In doing so, the Company may issue new shares, restructure or issue new debt.

The Company is not subject to any externally imposed capital requirements imposed by a regulator or a lending institution.

23 | PNRL / Q3 2022

Notes to the Unaudited Condensed Interim Consolidated Financial statements

For the Three and Nine Months Ended September 30, 2022

(Expressed in Canadian dollars)

In the management of capital, the Company includes the components of equity deficiency, loans and borrowings, other current liabilities, net of cash.

	September 30, 2022	December 31, 2021
Shareholder’s equity (deficiency)	123,359,195	(4,316,964)
Current liabilities	3,773,495	580,486
	127,132,690	(3,736,478)
Cash	(5,756,642)	(1,990,203)
	121,376,048	(5,726,681)

13.	SUBSEQUENT EVENT

On November 21, 2022, the Company announced a $7 million bridge loan (the “Bridge Loan”) financing from Pinnacle Island LP (the “Lender”). The Bridge Loan financing closed on November 25, 2022 and net proceeds of $6,740,000 were received by the Company (after deducting the commitment fee of $260,000). The Bridge Loan is evidenced by the issuance of a promissory note by the Company to the Lender (the “Promissory Note”). The Promissory Note has a principal amount of $7 million and bears interest at a rate of 10% per annum, calculated monthly and payable on February 22, 2023, being the maturity date of the Promissory Note, provided, however, that the Company may, in its sole discretion, extend the maturity date to March 22, 2023 by providing written notice to the Lender by February 15, 2023.

The obligations of the Company under the Promissory Note are fully and unconditionally guaranteed by each of its existing and future subsidiaries. No assets of the Company were pledged as collateral under the Promissory Notes. The Promissory Note is subject to certain covenants and provisions on events of default, repayments and mandatory prepayments that are customary for a loan of this nature. The Company intends to use the proceeds from the issuance of the Promissory Note to fund the ongoing redevelopment work programs on its Botswana assts and for general corporate purpose.

In connection with the Bridge Loan financing, the Company also issued 119,229 common share purchase warrants to the Lender, each of which is exercisable to acquire one common share of the Company at a price of $2.04 per share until November 25, 2023.

24 | PNRL / Q3 2022